EXHIBIT 99.20.2


FOR IMMEDIATE RELEASE
JULY 22, 1997

                  THE BOX WORLDWIDE AND TCI MUSIC SET TO MERGE

                  COMBINED RESOURCES AND EXPERTISE WILL CREATE
                     DIVERSIFIED MUSIC PROGRAMMING SERVICES

                       BINDING LETTER OF INTENT IS SIGNED

Miami Beach, Florida, and Englewood, Colorado -- The Box Worldwide, Inc. ("The Box Worldwide") (Nasdaq: BOXW), which programs and distributes the music video channel THE BOX, and TCI Music, Inc. ("TCI Music") (Nasdaq: TUNE) today signed a binding letter of intent for the merger of The Box Worldwide into TCI Music. As a result of the merger, The Box Worldwide would become a wholly-owned subsidiary of TCI Music, and shares of the Common Stock of The Box Worldwide would be exchanged for shares of TCI Music's Series "A" Preferred Stock.

The letter of intent provides that each share of Common Stock of The Box Worldwide would be valued at $1.50 and would be exchanged for shares of TCI Music Series "A" Preferred Stock ("TCI Music Preferred"). Each share of TCI Music Preferred would be immediately convertible into three shares of TCI Music Series "A" Common Stock entitled to the same rights as the currently outstanding TCI Music Series "A" Common Stock other than its put feature. The number of shares of TCI Music Preferred which each Box Worldwide shareholder will be entitled to receive will be determined by dividing the product of $1.50 times the number of Box Worldwide shares held, by three times the average bid and ask price of TCI Music Series "A" Common Stock during the 20 consecutive trading days ending on the third trading day prior to the closing of the transaction.

The announcement was made by Alan McGlade, President and Chief Executive Officer of The Box Worldwide, and Leo J. Hindery, Jr., Chairman of TCI Music and President and Chief Operating Officer of its parent company, TeleCommunications, Inc. ("TCI"), the nation's largest cable television operator. The merger would combine the resources and expertise of THE BOX, the world's only interactive, 24-hour, all music video service, with TCI Music, formed earlier this year by TCI, to deliver audio and video music services to residential and commercial customers via television, the Internet and other methods.

THE BOX is a technically advanced programming service that has been transformed over the past year to provide market-by-market customization from five basic music video formats: Pop/Rock, Mainstream, Urban, Country and Latin. The Box Worldwide also has recently completed an upgrade of all its domestic markets to a fully integrated digital distribution system utilizing local file servers. THE BOX currently reaches more than 30 million households in the U.S. and abroad.

In announcing the binding letter of intent to merge, TCI's Mr. Hindery said, "By bringing The Box Worldwide into the TCI family, we have the strategic opportunity to build the assets of TCI Music and embark on an exciting future together. THE BOX's agile video platform, in particular, will be a vital component to our plans to develop TCI Music into a major music services company."

The Box Worldwide's Mr. McGlade commented, "We are enthusiastic about this merger which is the next logical step in the evolution of THE BOX. It positions The Box Worldwide for both short and long term growth as we further enhance existing programming, launch new services and heighten our impact in the television and music industries."

TCI Music is managed by Liberty Media Corporation, the programming unit of TCI. Liberty Media has been an investor in The Box Worldwide for many years and also holds numerous other investments in globally branded entertainment and electronic retailing networks. Earlier this month, TCI Music acquired DMX Inc., which programs, markets and distributes its premium digital audio service, Digital Music Express.

Robert R. Bennett, President and CEO of Liberty Media, said "Last week's acquisition of DMX positioned TCI Music as a leading provider of digital audio music to cable and satellite television customers. With this transaction we will broaden our product offering to include digital video music, including THE BOX's unique existing service as well as a music multiplex service that we expect to create and launch in the coming months."

The merger, expected to take several months to complete, is subject to regulatory approvals, the requisite approval of The Box Worldwide shareholders and the fiduciary obligations of the Board of Directors. David Burns of Communications Equity Associates is representing The Box Worldwide in the transaction.

TCI Music, Inc. Series "A" Common Stock is traded on the Nasdaq SmallCap Market under the symbol TUNE. It is anticipated that TCI Music Preferred will also trade on the Nasdaq SmallCap Market. Efforts will be made to list the TCI Music Series "A" Common Stock that The Box Worldwide shareholders may initially receive upon conversion, so that those shares which will not have the put feature, may trade separately from the currently outstanding TCI Music Series "A" Common Stock. The put feature will expire no later than August 11, 1998 after which time all shares of TCI Music Series "A" Common Stock will trade as a single class.

Devoid of veejays, long form programming and commercial clutter, THE BOX has engendered viewer loyalty by presenting the most diverse selection of new music on television. Viewers call in and request a video from a menu of up to 300 selections, with the cost billed directly to the consumer's telephone. THE BOX is currently available in the United States, Europe, Latin America and New Zealand through locally installed Boxes and on U.S. satellite via Galaxy 7, T-13. The Box Worldwide is traded under the symbol BOXW on the Nasdaq SmallCap Market.


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Contacts:

Vivian Carr -- TCI Music
(303) 721-5406

Jeffrey Volk -- Lippert Heilshorn
(212) 838-3777